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ashaw@sidley.com	FOUNDED 1866

April 16, 2008

VIA EDGAR

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attn: Stacie Gorman

Re:	Review of the 2008 Form S-1 Registration Statement (“2008 Registration Statement”) of American Bar Association Members/State Street Collective Trust (Registration No. 333-149594)

Ladies and Gentlemen:

On behalf of the American Bar Association Members/State Street Collective Trust (the “Collective Trust”), a collective trust for which State Street Bank and Trust Company of New Hampshire, a New Hampshire trust company (“State Street”) and a wholly owned subsidiary of State Street Bank and Trust Company, a Massachusetts trust company (“State Street Bank”), serves as trustee, and in connection with the proposed registration under the Securities Act of 1933, as amended (the “1933 Act”), of additional Units of beneficial interest in the Collective Trust, the Collective Trust transmits for filing Amendment No. 1 to the 2008 Registration Statement on Form S-1 (“Amendment No. 1”) relating to the offering of such Units, together with each exhibit filed therewith. Amendment No. 1 has been marked to show changes from the 2008 Registration Statement as filed on March 7, 2008.

Set forth below are the Collective Trust’s responses to the comments of the staff contained in the letter dated April 8, 2008 addressed to Nancy E. Grady, President of State Street. For your convenience, each of the Collective Trust’s responses is set forth below, together with the corresponding comment of the staff. Page numbers and other similar references used in the staff’s comments below refer to the 2008 Registration Statement as originally filed; page numbers and other similar references used in the Collective Trust’s responses refer to Amendment No. 1 unless otherwise noted.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

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April 16, 2008

Terms used in this letter without definition are used in accordance with their respective meanings as set forth in the prospectus contained in Amendment No. 1 unless otherwise noted.

The Collective Trust believes it important to highlight several points regarding the Collective Trust and its history. The Collective Trust exists solely in order to provide investment opportunities for lawyers, law firms and their employees who participate in the ABA Retirement Funds program sponsored by ABA Retirement Funds, a not-for-profit corporation (“ARF”). The status of the Collective Trust has been carefully considered by the staff several times. The Program is the subject of three no-action letters from the staff, including the no-action letter issued in connection with the Program (American Bar Retirement Association, 91-287-CC, available December 31, 1991) (the “1991 Letter”). The request for the 1991 Letter describes a six-month process during which the staff reviewed the Program and the Collective Trust, including its legal status under the 1933 Act and the Investment Company Act of 1940, as amended (the “Investment Company Act”), including the basis for its exemption therefrom. The Collective Trust has filed more than 15 registration statements on Form S-1 since 1991 and received comment letters from the staff in 1995 and again in 2003. As the Collective Trust noted in its response letter to the staff dated April 24, 2003 (the “2003 Response Letter”), the Collective Trust is excluded from the definition of “investment company” contained in Section 3(a)(1) of the Investment Company Act by the provisions of Section 3(c)(11) of the Investment Company Act, an exemption that the staff effectively confirmed in the 1991 Letter. Although the Collective Trust is not an investment company, its structure and the relationship of the Funds and the Retirement Date Funds to the Collective Trust are similar to that of an investment company and the investment funds that may be created by an investment company. Investment companies regularly form separate investment funds that are series of the investment company and that are created with a view to seeking certain performance goals, or to represent a particular investment style, just as the trustee of the Collective Trust has established the Funds and the Retirement Date Funds. As a result, the Collective Trust has tailored the disclosure in the prospectus included in the many registration statements it has filed under the 1933 Act to the kinds of disclosures that would be made by investment companies, and its more than 40,000 participants have relied and continue to rely on this approach for their retirement plan investments.

We hope that this history provides solid precedent for the past practices adopted by the Collective Trust in seeking to comply with the applicable requirements of Form S-1, as described below, to the extent relevant and will enable the staff to conduct an expeditious review of Amendment No. 1.

With respect to the staff’s comments contained in its letter dated April 8, 2008, the Collective Trust respectfully responds to the staff’s comments as follows:

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April 16, 2008

Form S-1

General Comments

Staff Comment No. 1:

Please provide a detailed analysis of why each individual fund should not be a separate registrant under the 1933 Act. We note that you provide separate financial statements for each fund in the Form 10-K. We have also noted your response letter dated April 24, 2003; however, the response addresses historical practice rather than the legal basis for your conclusion that the funds are not separate registrants.

Collective Trust Response:

Rule 405 promulgated under the 1933 Act defines “registrant” to mean “the issuer of securities for which the registration statement is filed.” Section 2(a)(4) of the 1933 Act defines “issuer” as a “person who issues or proposes to issue any security.” Section 2(a)(2) of the 1933 Act defines “person” as “an individual, a corporation, a partnership, an association, a joint-stock company, a trust, any unincorporated organization, or a government or political subdivision thereof.” Section 2(a)(2) further states that “the term ‘trust’ shall include only a trust where the interest or interests of the beneficiary or beneficiaries are evidenced by a security.” The Collective Trust meets the definition of “person”, as it is a trust and interests in it are represented by the Units being registered under the 2008 Registration Statement. Pursuant to its Declaration of Trust, the Collective Trust is the issuer of the Units. Consequently, the Collective Trust respectfully submits that it is the proper “registrant” for purposes of the 1933 Act.

Neither the Funds nor the Retirement Date Funds are trusts, and they do not meet any of the other elements of the definition of “person”. The trustee of the Collective Trust created the individual Funds and Retirement Date Funds pursuant to the Collective Trust’s Declaration of Trust. The Funds and Retirement Date Funds have no separate legal existence, but in fact exist solely as parts of the Collective Trust. In addition, they cannot issue securities, cannot sue or be sued, cannot contract and cannot take any other action independently of the Collective Trust of which they are a part. Because the Funds and Retirement Date Funds are not “person[s]” within the meaning of the 1933 Act, and because they have no ability to issue securities, they cannot be registrants under the 1933 Act. Finally, most relevant expenses of administering the Program are incurred by the Collective Trust, not the various Funds or Retirement Date Funds. These expenses are then allocated among the Funds and Retirement Date Funds according to their relative asset values.

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Rather than viewing the Funds and Retirement Date Funds as separate registrants, the Collective Trust believes that they are more properly considered to be different classes of equity securities of a single issuer. The Collective Trust, then, is simply registering on a single registration statement various classes of its securities. The Collective Trust believes that this is consistent with the approach taken by various multi-series commodity pools that have been permitted to register on a single registration statement. See, for example, Quadriga Superfund, L.P. (Registration No. 333-136804), World Monitor Trust III (Registration No. 333-119612), The Frontier Fund (Registration No. 333-129701) and PowerShares DB Multi-Sector Commodity Trust and DB Multi-Sector Commodity Master Trust (Registration Nos. 333-135422 and 333-135422-01).

The Collective Trust’s approach is also consistent with the requirements applicable to investment companies in registering securities under the 1933 Act. (As noted above, although the Collective Trust is not an investment company, its structure and the relationship of the Funds and the Retirement Date Funds to the Collective Trust are similar to that of an investment company and the funds or series that may be created by an investment company.) Investment companies regularly form individual underlying funds or portfolios as respective series of the investment company. Section 18(f)(2) of the Investment Company Act, Rule 18f-2 promulgated thereunder and Form N-1A contemplate the registration under the 1933 Act, in one registration statement, of each series of a single-issuer investment company organized in multiple series.1 Similarly, the Collective Trust is registering, issuing and offering the Units, which represent beneficial interests in the Funds and the Retirement Date Funds that have been created under the Collective Trust.

The staff noted that the Collective Trust prepares and files with its Annual Report on Form 10-K separate financial statements for each Fund and Retirement Date Fund. The Collective Trust’s approach in preparing financial statements for the Funds has been confirmed with the SEC accounting staff in the past. The Collective Trust believes separate financial statement information to be material to purchasers of the Units offered by the Collective Trust representing beneficial interests in the respective Funds and Retirement Date Funds. When a participant contributes money under the Program, the participant does so in order to invest

[1]	Form N-1A, which is the primary form under which an investment company registers shares under the 1933 Act, allows a “Fund”, which is defined as the registered investment company or a “Series” of the registered investment company, to register itself under the Investment Company Act and to offer securities under the 1933 Act. See Form N-1A, “General Instructions – A. Definitions”, and “General Instructions – B. Filing and Use of Form N. 1A—1. What is Form N-1A used for?” (“Form N-1A is used by Funds . . . to file . . . [a]n initial registration statement under the [1933 Act] and amendments to the registration statement . . .”). An investment company that uses Form N-1A to register securities that represent interests in individual funds, or “Series”, however, is still actually registering shares of itself, not the underlying series. Indeed, Form N-1A defines “Series” as “shares offered by a Registrant that represent undivided interests in a portfolio of investments” (emphasis added).

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in a particular Fund or Retirement Date Fund. Thus, the financial information relating to each Fund and Retirement Date Fund is important to participants. For instance, the value of a participant’s investment in a Fund or Retirement Date Fund is calculated from the net asset value of a single Unit of the relevant Fund or Retirement Date Fund. Because net asset value is derived from the total assets and liabilities of the Fund or Retirement Date Fund, the Collective Trust’s independent accountants consistently have required that separate financial statements be prepared for each Fund and Retirement Date Fund.

Like the Collective Trust, an investment company that has created individual funds or series files separate financial statements for each through the use of Form N-CSR. These financial statements are incorporated by reference into the investment company’s registration statement on Form N-1A. Again, however, it is the investment company, not the underlying funds or series, that files Form N-CSR. In all of these respects, the Collective Trust, the Funds and the Retirement Date Funds are believed to be highly comparable to an investment company and its funds or series.

Finally, the Collective Trust respectfully submits that participants in the Program would not benefit in any way from requiring each individual Fund and Retirement Date Fund to be treated as a registrant under the 1933 Act. No additional disclosure regarding the Funds and the Retirement Date Funds would be required in the 2008 Registration Statement. As noted above, because the Funds and Retirement Date Funds do not exist separate from the Collective Trust, they cannot be sued under New Hampshire law. Consequently, none of the Funds or Retirement Date Funds could be made defendants in any suit brought under the federal securities laws. In addition, any persons who would sign the 2008 Registration Statement on behalf of the Funds and the Retirement Date Funds pursuant to Section 6(a) of the 1933 Act would be the same persons who have already signed the 2008 Registration Statement on behalf of the Collective Trust. As a result, the Collective Trust submits that the addition of the Funds and the Retirement Date Funds as registrants would not confer any benefit upon its investors.

The current practice of the Collective Trust has been the same for more than 15 years, and the staff has not previously questioned the practice, including in connection with the 1991 Letter or its comments in 1995 or 2003. The Collective Trust respectfully submits that the Collective Trust, and not the Funds or Retirement Date Funds, meets the definition of issuer contained in the 1933 Act and that the Collective Trust has been and continues to be the proper registrant under the 1933 Act.

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Staff Comment No. 2:

When you file an amendment, please ensure that you indicate by check mark whether you are a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company which is required for the S-1 cover page for the registration statement.

Collective Trust Response:

The requested change has been made in Amendment No. 1. The Collective Trust assumes in determining its status as one of the types of filers described in Rule 12b-2 under the Securities Exchange Act of 1934 Act, as amended (the “1934 Act”), that it should equate “market value” with net asset value.

Staff Comment No. 3:

Please submit a copy of any advertising to be used in connection with this offering.

Collective Trust Response:

Copies of the sales and marketing materials utilized in connection with the Program are being delivered to the staff supplementally.

Staff Comment No. 4:

Please discuss all risks associated with the Collective Trust and individual Funds in a separately captioned risk factors section. As applicable, please address risks associated with changes in government regulations, changes in market conditions, potential conflicts with the trustee, conflicts State Street may have as an advisor to multiple funds, liquidity in the event a substantial number of investors seek to have their investment distributed to them, and all other material risks. The risk factors section must immediately follow the summary section of the prospectus. In addition, please provide sub-captions for each risk factor that adequately describe the risk. Refer to Item 503(c) of Regulation S-K.

Collective Trust Response:

The Collective Trust has included a separately captioned Risk Factors section immediately following the Prospectus Summary section of the prospectus. Each risk factor is sub-captioned. The Collective Trust respectfully submits that it would be impractical, confusing and potentially much less clear to investors if the Collective Trust were to move all individual risk factors for each Fund and Retirement Date Fund into this section (and we do not read the staff’s comment letter as suggesting this). Rather, the Collective Trust has included in this section the general risks of investing through the Program, and has noted that

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the specific risk factors applicable to each Fund and Retirement Date Fund are described in detail in the specific disclosure sections relating thereto included later in the prospectus. (References to these respective risk factors sections, along with the respective page numbers on which they appear, are also on the cover page and in the Table of Contents of the prospectus.) The Collective Trust notes that this separate risk factor disclosure for each Fund and Retirement Date Fund is fully in accord with Form N-1A applicable to multiple mutual fund series covered by only one prospectus. See General Instruction C.3.(c) of Form N-1A, which states that when disclosure is provided for more than one mutual fund in one Form N-1A, disclosures should be made in a format designed to communicate the information effectively. For instance, mutual funds may order or group the response to any Item of Form N-1A in any manner that organizes the information into readable and comprehensive segments and is consistent with the intent of the prospectus to provide clear and concise information about the mutual funds. Moreover, such General Instruction C.3.(c) provides that where Form N-1A requires disclosures to be made in a specific numerical order, multiple mutual funds covered by the same Form N-1A may depart from such requirement as necessary to present the required information clearly and effectively. For instance, the required information may be provided by each of the several funds sequentially.

The Collective Trust has also added sub-captions to each risk factor included in the separate risk factors sections of each Fund and Retirement Date Fund.

As for the specific risk factors the staff in this comment asks the Collective Trust to consider addressing, the Collective Trust notes the following:

•

The Collective Trust is not aware of imminent changes in governmental regulation that would have a material adverse effect on the qualified retirement plans that invest in the Collective Trust or on the legal and regulatory status of the Collective Trust itself;

•	The Collective Trust believes that risks associated with changes in market conditions are now adequately addressed in the 2008 Registration Statement;

•

State Street Bank and State Street (the trustee) are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Moreover, neither State Street nor State Street Bank is a sponsor of the Program but each is a service provider whose retention by the Program in all capacities (including trustee service) is subject to oversight and termination by the Board of Directors of ARF, a not-for-profit corporation whose actions are also subject to the fiduciary requirements of ERISA. Accordingly, the Collective Trust does not believe there are material risks of conflict of interest stemming from State Street’s service as trustee of the Collective Trust. See also the discussion in the following bullet point;

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•

With respect to State Street Bank’s service as an advisor to multiple Funds and Retirement Date Funds, State Street Bank’s role is limited to either oversight of sub-managers or investment of various Funds’ and Retirement Date Funds’ assets in underlying investment vehicles (including, in certain cases, other bank collective trust funds managed by State Street Bank in which numerous tax-qualified plan clients of State Street Bank are invested). None of these vehicles, or any sub-managed portion of any Fund’s portfolio, charges any performance-based fees. See Responses to Staff Comment Nos. 15 and 17. Rather, State Street Bank’s fees under the Program are uniform based on total Collective Trust assets, without regard to which investment option is involved, with the exception that State Street Bank receives a supplemental 10 basis-point fee with respect to the Retirement Date Funds. (As to this fee, the reason for which is set forth in Response to Staff Comment No. 25, the Collective Trust notes that decisions to allocate assets to the Retirement Date Funds are made exclusively by participants, not by State Street or State Street Bank.) Additionally, all services provided by State Street Bank and State Street are subject to the fiduciary duties imposed upon such entities under ERISA. Under ERISA, State Street cannot exercise its fiduciary authority in a manner which increases its fees. Thus, any decision to invest Program assets in funds managed by State Street must be approved by the Board of Directors of ARF. Accordingly, the Collective Trust does not believe any material risks arise due to State Street Bank’s service as adviser to multiple funds; and

•

All Funds generally invest directly or indirectly virtually exclusively in publicly traded, quite liquid securities, with the exception that a portion of the Stable Asset Return Fund is invested in guaranteed investment contracts, which could be viewed as less liquid. The liquidity risks associated with this portion of the Stable Asset Return Fund are currently disclosed. See “Stable Asset Return Fund–Investment Guidelines and Restrictions and Risk Factors–Liquidity.” Accordingly, the Collective Trust does not believe any material risk exists that withdrawal requests could not be met in the ordinary course (except possibly in the unlikely case of extraordinary circumstances such as closure of major market exchanges, and this is currently separately addressed under “Transfer Between Investment Options and Withdrawals—Frequent Trading; Restrictions on Transfers”).

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Staff Comment No. 5:

On the cover page and at other points in the registration statement, you indicate that large-cap companies have a market capitalization of greater than $1 billion while mid-cap companies have a market capitalization between $1 billion and $12 billion. Additionally, you define small-cap companies as those with a market capitalization of $2.5 billion or less on page 46. It appears, based on these definitions, that a small-cap company and a mid-cap company could also be considered a large-cap company. Please explain how you distinguish a large-cap company from a mid-cap company and a small-cap company for purposes of fund investment. Please add this disclosure to the separate fund sections. Additionally, on the cover page, please define small-cap companies.

Collective Trust Response:

Various investment management firms, including those utilized as advisers by the Collective Trust, approach segmentation of equity securities by market capitalization somewhat differently, and there is a general recognition in the investment management industry that some overlap exists between capitalization segments. For instance, a company with a market capitalization of $2 billion might be considered a larger small-capitalization company by one manager and a smaller mid-capitalization company by another. Moreover, the same investment manager might consider the securities of such company to be appropriate for either a small capitalization portfolio or a mid-capitalization portfolio. It is for this reason that capitalization segmentation among the Funds contains the overlap the staff points out.

To clarify that capitalization segmentation is approached strictly on a Fund-by-Fund basis, disclosures on the inside front cover page of the prospectus and in the descriptions of the relevant Funds have been revised to indicate that the capitalization ranges provided are strictly “for the purposes of management” of the applicable Fund, not to set forth any industry-accepted convention on capitalization segmentation. Also, consistent with the staff’s request, a definition of small-cap companies has been added to the description of the Small-Cap Equity Fund on the inside front cover page of the prospectus. Finally, to clarify that large cap companies, while having a market capitalization of greater than $1 billion, generally have market capitalizations far in excess of such amount, the Collective Trust has added disclosure to the discussions of the Large-Cap Value Equity Fund and the Large-Cap Growth Equity Fund indicating the weighted average market capitalizations of the equity securities held in such Funds as of December 31, 2007 ($130.6 billion in case of the Large-Cap Value Equity Fund and $58.8 billion in case of the Large-Cap Growth Equity Fund).

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Staff Comment No. 6:

We note that investors are permitted to transfer investments among the various funds on a daily basis. Please tell us whether each transfer is viewed as a separate purchase of units, which would count against the amount of units covered by this registration statement.

Collective Trust Response:

The Collective Trust confirms that it treats transfers as separate purchases of Units and that future transfers that are not exempt from registration under Rule 180 under the 1933 Act will be treated as issuances of Units covered by the 2008 Registration Statement (or Units carried forward from the previous registration statement pursuant to Rule 429) and count against the number of Units covered thereby.

Staff Comment No. 7:

Please avoid the defined term “Investment Options.” The common meaning of the term investment option appears to be applicable in the context of your prospectus. Using a defined term, however, may suggest that the Trust or the Funds are issuing options as a separate security. Please revise throughout the prospectus.

Collective Trust Response:

The comment has been addressed in Amendment No. 1 by eliminating the use of the defined term.

Prospectus Cover Page

Staff Comment No. 8:

Please limit the cover page to one page. Refer to Item 501(b) of Regulation S-K.

Collective Trust Response:

The Collective Trust has revised the cover page to limit it to one page. The narrative descriptions of the respective Funds and the Retirement Date Funds have been relocated to the inside front cover page.

Staff Comment No. 9:

Please revise to state the amount of securities being offered by the prospectus. The amount should include the $500 million of units being registered on this registration statement as well as any additional units that you will carry forward from the previous registration statement under Rule 429. Also, please disclose the offering price of the securities. Refer to Item 501(b)(2) and (3) of Regulation S-K.

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Collective Trust Response:

The amount of securities being offered will be disclosed on the prospectus cover page and will include the dollar amount associated with Units being carried forward from the previous registration statement under Rule 429. The Collective Trust will insert a definitive, aggregate amount of securities being offered in the final prospectus, as the actual dollar amount of Units being carried forward pursuant to Rule 429 will not be known until the date the 2008 Registration Statement is declared effective by the SEC. Currently, the Collective Trust estimates that approximately $185 million of Units will be carried forward pursuant to Rule 429 and thus the amount of securities being offered will be approximately $685 million.

The Collective Trust has also revised the cover page to indicate that the per Unit offering price is based on the net asset value of a Unit as of the close of the regular trading session of the New York Stock Exchange on each business day. Of course, because the actual price paid per Unit by a participant will vary depending on the Fund or Retirement Date Fund in which such participant is investing, and the day on which the investment is made, a specific per Unit price cannot be included.

Historical Return Information, page 6

Staff Comment No. 10:

Refer to the table on annual total returns on page 9. Please revise the footnote describing “composite benchmark” to provide a more detailed explanation of how the returns were calculated. Also, please tell us why you believe a composite benchmark is an appropriate comparison for these funds, as opposed to other actual retirement date funds.

Collective Trust Response:

The footnote has been revised to provide a clearer explanation of how the composite benchmarks are calculated and to include a cross-reference to the section entitled “Retirement Date Funds”. The Collective Trust does not believe it feasible to include in a footnote in the Prospectus Summary the very lengthy and detailed information, as set out in “Retirement Date Funds”, as to the respective asset classes to which each of the Retirement Date Funds is allocated and the percentages of assets allocated to each.

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Each of the Retirement Date Funds is essentially a fund of index funds. Accordingly, the Collective Trust believes that respective composite benchmarks, weighted comparably with the respective percentage allocations of the underlying Retirement Date Funds to the indexes in which they invest, are the appropriate benchmarks for these Funds to utilize for comparative purposes. Other actual retirement date funds sponsored by mutual fund or other fund sponsors may have very different respective asset mixes, may pursue active investment management rather than an indexing approach, may not cover the same time horizons as the Retirement Date Funds, may rebalance on different timeframes and/or may have other significant differences from the investment approach of the Retirement Date Funds, and thus the Collective Trust believes that other actual retirement date funds are not as useful for comparative purposes as the composite benchmarks.

Stable Asset Return Fund, page 25

Investment Guidelines and Restrictions and Risk Factors, page 26

Staff Comment No. 11:

Please add a risk factor to address the impact on investors of not valuing the assets of the Fund at fair market value.

Collective Trust Response:

The Collective Trust believes the risk disclosure requested by the staff was for the most part already included in the 2008 Registration Statement as originally filed under “Stable Asset Return Fund—Valuation of Units.” The Collective Trust has enhanced this disclosure, designated it specifically as a risk factor, and relocated it to appear together with other risk factors relating to the Stable Asset Return Fund.

Valuation of Units, page 28

Staff Comment No. 12:

Please expand your description of valuation to provide disclosure similar to that contained in Note 2 to your financial statements. We note the disclosure on pages F-157 through F-161 of the Form 10-K.

Collective Trust Response:

The Collective Trust has made changes to risk factor disclosures relating to the Stable Asset Return Fund, particularly regarding the difference between the Fund’s yields and market yields, and the effect of changes in market yields on the Fund’s yields. All the other risk factors contained in the financial statement footnotes are believed to be covered in Amendment No. 1, except

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those that are not material to the Fund. For example, the discussion of “Events Limiting Contract Value Treatment” on page F-159 of the Collective Trust’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”) is considered not to be a meaningful risk to the Fund in that the withdrawal of one or more employers from the Fund would not cause the Fund to lose its ability to use contract value accounting. This is because the Fund makes its investments through underlying collective trust funds maintained by State Street Bank, not directly in portfolio holdings.

Large-Cap Value Equity Fund, page 36

Risk Factors, page 36

Staff Comment No. 13:

Please add a risk factor specifically addressing the risks associated with the use of derivatives as contemplated on page 37. For example, please disclose the risk that the swap market is relatively new and largely unregulated. Additionally please disclose risks associated with futures and options contracts. Provide similar disclosure relating to the use of derivatives in each other fund as applicable.

Collective Trust Response:

The only Fund that is authorized to use swaps is the Intermediate Bond Fund. The Collective Trust has enhanced disclosure relating to the risks of swap transactions and has repeated such disclosure under “Intermediate Bond Fund,” including disclosure there to the effect that the swaps market is relatively new and unregulated.

The Large-Cap Value Equity Fund is strictly limited in its authority to invest in derivative instruments (which term, as disclosed under “Derivative Instruments,” includes futures and options). For instance, this Fund is not permitted to enter into swaps and may only engage in limited use of futures and options. Specifically, only the indexed portion of the Fund may use futures and options, and then only for hedging purposes – i.e. as a substitute for positions that otherwise would be taken in securities included in the Russell 1000 Value Index. The same limited authority to use derivative instruments applies to the other Funds that have an indexed component.

The Collective Trust notes that, for mutual funds, Form N-1A requires, in Item 4 thereof, that such issuers disclose in their prospectus only their “principal investment strategies” and attendant risks. Instruction 2 to such Item states:

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“2. Whether a particular strategy, including a strategy to invest in a particular type of security, is a principal investment strategy depends on the strategy’s anticipated importance in achieving the Fund’s investment objectives, and how the strategy affects the Fund’s potential risks and returns. In determining what is a principal investment strategy, consider, among other things, the amount of the Fund’s assets expected to be committed to the strategy, the amount of the Fund’s assets expected to be placed at risk by the strategy, and the likelihood of the Fund’s losing some or all of those assets from implementing the strategy.”

Item 11 of Form N-1A then requires more detailed disclosure of investment strategies that are not “principal” in nature in the mutual fund’s statement of additional information.

Given (i) the limited authority of the Large-Cap Value Equity Fund and other Funds with an indexed component to use futures and options (and even then may in the case of several Funds utilize futures and options for only a portion of the portfolio), (ii) that each such Fund’s use is limited to “synthetically” taking investment exposures that it could (and presumably would) otherwise take in securities underlying the relevant index, (iii) that the futures and options market is regulated by the Commodity Futures Trading Commission and, when utilized for hedging, is believed not to present undue risks, and (iv) that, to the extent any risks exist, they are disclosed in “Derivative Instruments”, the Collective Trust believes that repetition of risks in the respective disclosure sections for the individual Funds that are authorized to use futures and options would make the prospectus unduly cumbersome. The Collective Trust, however, has added a cross-reference in such sections to “Derivative Instruments”.

Staff Comment No. 14:

Please add a cross-reference to the risk factors associated with the Stable Asset Return Fund to address the risks associated with investing in government obligations and other short-term investments in light of the disclosure that this Fund may invest in those instruments for defensive purposes. Provide similar disclosure relating to the use of derivatives in each other fund as applicable.

Collective Trust Response:

The requested disclosures have been added in Amendment No. 1.

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Large-Cap Growth Equity Fund, page 38

Risk Factors, page 39

Staff Comment No. 15:

Please add a risk factor to address potential conflicts Capital Guardian may have in advising both the Balanced Fund and the Large-Cap Growth Equity Fund. For example, if Capital Guardian would have an incentive to favor the Balanced Fund in making recommendations on securities purchases based on this Fund paying higher fees, please disclose.

Collective Trust Response:

As disclosed under “Deductions and Fees – Investment Advisory Fees,” Capital Guardian Trust Company receives a fee based on the aggregate value of the assets allocated to it as an investment adviser, including the assets of both the Balanced Fund and the Large-Cap Grown Equity Fund. There is no difference in the percentage fee either Fund pays. Thus, the Collective Trust does not believe Capital Guardian has any incentive to favor either Fund in making recommendations on purchases or sales of securities. See also response to Staff Comment No. 17.

Index Equity Fund, page 40

Risk Factors, page 41

Staff Comment No. 16:

Please add a risk factor to address the risks associated with “tracking errors.”

Collective Trust Response:

The disclosure regarding “tracking errors” in the 2008 Registration Statement has been relocated in Amendment No. 1 as a specific risk factor.

Small-Cap Equity Fund, page 46

Risk Factors, page 46

Staff Comment No. 17:

Please add a risk factor to address potential conflicts Wellington Management may have in advising both the Mid-Cap Value Equity Fund and the Small-Cap Equity Fund. For example, if Wellington Management would have an incentive to favor the Small-Cap Equity Fund in making recommendations on securities purchases based on this Fund paying higher fees, please disclose.

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Collective Trust Response:

The Collective Trust has raised this comment with Wellington Management, and has concluded that Wellington Management does not have an incentive to favor the Small-Cap Equity Fund over the Mid-Cap Value Equity Fund in making investment recommendations notwithstanding that the fees payable to Wellington Management on the value of assets of the Small-Cap Equity Fund are slightly higher than those applicable to the Mid-Cap Value Equity Fund. Neither Fund pays Wellington Management any fees based on the performance of the assets with respect to which it advises. Moreover, the securities in which each of the two Funds invest directly or indirectly are publicly traded, such that, should Wellington Management identify a security that would be appropriate for both Funds to hold, it would be free to place such security in the portfolio of each Fund upon purchase thereof on the open market. Finally, Wellington Management has confirmed that it has procedures in place to assure that securities allocations among all of its clients, including the Funds it advises (it manages over $588 billion in assets in aggregate), are made fairly among such clients over time. See also the disclosure under “Investment Advisors” to the effect that “[w]hen two or more of [an Investment Advisor’s] clients are engaged in simultaneous sale or purchase of securities, transactions are allocated as to amount in accordance with formulas deemed to be equitable to each client.”

International Equity Fund, page 49

Risk Factors, page 50

Staff Comment No. 18:

Please add a risk factor regarding the limitation on an investor’s ability to transfer into the International Equity Fund.

Collective Trust Response:

The requested disclosure has been added in Amendment No. 1.

Securities and Exchange Commission

April 16, 2008

Information with Respect to the Funds

Valuation, page 54

Staff Comment No. 19:

We note that the number of units purchased with a contribution or transfer will be based on the value of the Fund as of the end of the regular trading session of the New York Stock Exchange. Please revise to clarify whether the funds themselves are traded on the NYSE. If not, please disclose whether daily information on net asset value of the funds is available to Participants and where that information can be found. Provide similar disclosure with respect to valuation of the Retirement Date Funds.

Collective Trust Response:

The requested disclosures have been added in Amendment No. 1. In the case of disclosure with respect to the daily availability of net asset values, such disclosure was contained under “Information With Respect to the Funds – Performance Information” in the 2008 Registration Statement as originally filed. Such disclosure was relocated to “Information With Respect to the Funds – Valuation of Units” inasmuch as the staff seems to suggest the latter location to be preferable.

State Street and State Street Bank, page 66

Staff Comment No. 20:

Please clarify, if true, that Ms. Halberstadt became the Vice President of State Street and State Street Bank in January 1999 or provide the correct date.

Collective Trust Response:

The Collective Trust has revised the disclosure regarding Ms. Halberstadt in accordance with the staff’s comment.

Staff Comment No. 21:

Please provide information regarding the directors of State Street as the directors have responsibility for the functions with respect to audit matters relating to the Collective Trust and have taken responsibility for the S-1 filing. Please provide this information in the 10-K filing as well.

Securities and Exchange Commission

April 16, 2008

Collective Trust Response:

The Collective Trust has added the requested information under the heading “State Street and State Street Bank—Directors of State Street” to the extent such information is available today. Information with respect to certain directors that is not yet available will be provided to the staff supplementally as well as included in the next subsequent amendment to the 2008 Registration Statement. The Collective Trust will amend the Form 10-K to include the requested information. See Response to Staff Comment No. 29.

Transfers Between Investment Options and Withdrawals

Frequent Trading; Restrictions on Transfers, page 73

Staff Comment No. 22:

We note that State Street may be forced to limit or suspend withdrawals and transfers from the Stable Asset Return Fund if the amount of liquid assets is insufficient to satisfy all withdrawal and transfer requests. Please explain to us why this disclosure is limited to the Stable Asset Return Fund and why this situation would not arise with any of the other funds.

Collective Trust Response:

As noted above in the Collective Trust’s response to Staff Comment No. 4, all Funds generally invest virtually exclusively directly or indirectly in publicly traded, quite liquid securities, with the exception that a portion of the Stable Asset Return Fund is invested in guaranteed investment contracts, which could be viewed as less liquid. Accordingly, with the exception of the Stable Asset Return Fund, the Collective Trust does not believe any real risk exists that withdrawal requests could not be met in the ordinary course (except possibly in the unlikely case of extraordinary circumstances such as closure of major market exchanges, and this is currently separately addressed under “Transfer Between Investment Options and Withdrawals—Frequent Trading; Restrictions on Transfers”).

Deduction and Fees

Program Expense Fee, page 74

Staff Comment No. 23:

Please revise to describe the specific services performed by State Street Bank and ARF, respectively, for which the program expense fee is paid. We note that the services performed by State Street Bank in connection with the other fees are more clearly disclosed. Also, please revise to clarify why the program expense fee and other fees are paid to State Street Bank rather than directly to the Trustee.

Securities and Exchange Commission

April 16, 2008

Collective Trust Response:

The specific services performed by State Street and State Street Bank, and ARF, respectively, are described in detail under “State Street and State Street Bank” and “ABA Retirement Funds”, respectively. The Collective Trust has accordingly added a cross reference to these sections under “Deductions and Fees”.

Historically, State Street Bank provided all services that are now provided by State Street Bank or State Street, and State Street Bank continues to be contractually responsible for all services provided by State Street. Disclosure to this effect has been added in Amendment No. 1.

Staff Comment No. 24:

We note that the program expense fees are a percentage of the total assets in the Program and that the fees are paid directly from the assets of the Funds and the Retirement Date Funds. Please revise to clarify whether each fund pays an equal portion of the fee or if the fee amount is paid on a pro rata basis, based on the assets in each Fund and Retirement Date Fund. Provide similar clarification with respect to the other fees.

Collective Trust Response:

The requested disclosures have been added in Amendment No. 1.

Retirement Date Funds Fee, page 75

Staff Comment No. 25

Please revise to explain why there is an additional fee associated with the Retirement Date Funds and describe more specifically the services associated with this fee. Currently, it is not clear how the Retirement Date Funds Fee is different from the trust, management, and administration fees.

Collective Trust Response:

State Street Bank receives a fee of ten basis points for the investment management services it performs specifically for the Retirement Date Funds. These services include, for example, monitoring appropriate asset allocations at various time periods to retirement and selection of investment vehicles by which to gain exposure to desired allocations. Disclosure to such effect has been added in Amendment No. 1.

Securities and Exchange Commission

April 16, 2008

Federal Income Tax Considerations, page 83

Staff Comment No. 26

We note the statement that there is no discussion in the prospectus of the reporting and disclosure or fiduciary requirements of ERISA. Please reconcile this statement with the disclosure provided under the heading “ERISA and Fiduciary Obligations,” beginning on page 80.

Collective Trust Response:

The Collective Trust has corrected this discrepancy by deleting the words “or fiduciary” from the phrase the staff references.

Staff Comment No. 27:

We note that you have not received a written opinion of tax counsel with respect to the tax matters discussed in the prospectus. Please tell us your basis for excluding the tax opinion considering the requirements of Item 601(b)(8) of Regulation S-K.

Collective Trust Response:

The Collective Trust has not included an opinion of tax counsel as an exhibit to the 2008 Registration Statement because Item 601(b)(8) of Regulation S-K requires an opinion of tax counsel to be filed only “where the tax consequences are material to an investor” investing in a Fund or Retirement Date Fund. In the case of the Program, the tax consequences that are material to a participant arise from the adoption by the participant or the participant’s employer of a tax-qualified plan, through which the participant is able to invest in the Funds and Retirement Date Funds, and not by the selection of the investment options described in the prospectus. The first part of “Federal Income Tax Considerations” discusses tax rules and regulations that are applicable to contributions made by either a participant or an employer to a tax-qualified plan. The second part discusses tax rules and regulations that are applicable to distributions from those plans to participants. The Collective Trust has elected to include this discussion as a convenience to participants, but none of the tax consequences described in the prospectus arise specifically from the fact that a participant is investing in a Fund or Retirement Date Fund. Thus, the Collective Trust does not believe an opinion of tax counsel is required.

Securities and Exchange Commission

April 16, 2008

Part II – Exhibits

Staff Comment No. 28:

Please file your legal opinions with the next amendment or provide draft opinions for us to review. We must review the opinions before the registration statement is declared effective and we may have comments.

Collective Trust Response:

The requested opinions are filed with Amendment No. 1. The opinions are virtually identical to the opinions that the Collective Trust has filed with previous registration statements declared effective by the SEC.

Form 10-K for the year ended December 31, 2007

General

Staff Comment No. 29:

Where applicable, please revise your 10-K in accordance with the comments made regarding your S-1 filing.

Collective Trust Response:

The Collective Trust undertakes to file an amendment to the Form 10-K with changes therein consistent with those made to the 2008 Registration Statement or as described in this letter promptly upon confirmation from the staff that the 2008 Registration Statement is in satisfactory form to be declared effective and prior to the declaration of effectiveness.

Staff Comment No. 30:

On the cover page of the 10-K filed on February 29, 2008, you identify yourself as a well-known seasoned issuer. Please clarify how you are a well-known seasoned issuer under Rule 405 in light of the fact that there is no public trading market for your securities.

Securities and Exchange Commission

April 16, 2008

Collective Trust Response:

The Collective Trust hereby confirms that it will amend the Form 10-K to indicate that it is not a well-known seasoned issuer under Rule 405 of the 1933 Act.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 74

Staff Comment No. 31:

Please revise to provide disclosure covering the three-year period covered by the financial statements and use year-to-year comparisons or any other formulas that enhance a reader’s understanding. Refer to Instruction 1. to Item 303(a) of Regulation S-K. Provide this disclosure in all future filings and tell us in your response letter how you intend to comply.

Collective Trust Response:

Item 7 of Form 10-K requires disclosure of the information required by Item 303 of Regulation S-K. Item 303 of Regulation S-K requires disclosure relating to the registrant’s financial condition, changes in financial condition and results of operations, including information with respect to liquidity and capital resources. The required disclosures are relevant primarily to an operating business, and the Collective Trust believes they have only marginal applicability to a series of investment pools such as the Collective Trust.

Form N-1A, used by open-end mutual funds to register under the Investment Company Act and to register their shares under the 1933 Act, requires in Item 22(b)(7)(i) thereof that management present in its annual report to shareholders a discussion of fund performance. The Collective Trust believes that Item 22(b)(7)(i) of Form N-1A is far more instructive to the Collective Trust than Item 7 of Form 10-K in determining necessary, appropriate and material disclosure that the Collective Trust should make to its participants relating to financial condition and performance of its respective Funds and Retirement Date Funds. Item 22(b)(7)(i) states that, for all mutual fund registrants other than money market funds, registrants should, in their annual report to shareholders:

“[D]iscuss the factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser.”

Securities and Exchange Commission

April 16, 2008

The Collective Trust believes that, by having provided disclosures responsive to Item 22(b)(7)(i), the Collective Trust has provided all disclosures that could reasonably be considered material to investors, and that, as the requirements of Form N-1A essentially confirm, provision of prior-year-to-subsequent-year comparative information over a three-year period to the Collective Trust’s participants would not be meaningful and indeed would be very confusing. The Collective Trust further notes that, were it even to attempt to provide the disclosure requested by the staff, it would have to coordinate with all of its outside investment advisors for each of its Funds, and the Collective Trust would be requesting such advisors for assistance in creating disclosures that they most likely would have absolutely no experience in preparing, inasmuch as such disclosures, to the knowledge of the Collective Trust, have never been customary for investment pools or investment products (again, for the reason that, in the experience of the Collective Trust, such disclosures have never been believed to be required or material to investment pool investors).

Certifications

Staff Comment No. 32:

We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

Collective Trust Response:

The Collective Trust has received written confirmation from both officers who executed the certification required by Rule 13a-14(a) under the 1934 Act contained in the Form 10-K that such officers understood that they were executing such certifications in their personal capacity. The Collective Trust will revise such future 1934 Act certifications to exclude from the opening sentence the titles of the certifying individuals.

As the staff is aware, the prospectus in the currently effective registration statement of the Collective Trust (Registration No. 333-141236) may not be used after April 30, 2008. Any delay in effectiveness of the 2008 Registration Statement beyond April 30, 2008 will not necessarily adversely affect the Collective Trust but will cause irreversible hardship to tens of thousands of individual participants who depend upon the ability to make daily investment decisions to manage their retirement plan investment portfolios.

Securities and Exchange Commission

April 16, 2008

We greatly appreciate the promptness with which the staff provided comments on the 2008 Registration Statement and the cooperation to date of the staff in connection with the Collective Trust’s preparation of responses thereto, and we hope that the information provided above will enable the staff to complete its review as quickly as possible. If at all possible, the Collective Trust would like to be in a position to file no later than Tuesday, April 22, 2008 a second amendment to the 2008 Registration Statement together with an acceleration request letter by requesting acceleration of the effectiveness of the 2008 Registration Statement to no later than Thursday, April 24, 2008 at 5:00 p.m., Eastern time.

Securities and Exchange Commission

April 16, 2008

If the staff wishes to discuss this filing, please call either Dennis V. Osimitz at (312) 853-7748, Luke Valentino at (312) 853-7696 or me at (312) 853-7324.

We very much appreciate your prompt attention to this filing.

Very truly yours,

/s/ Andrew H. Shaw Andrew H. Shaw

AHS/cz

Enclosure